SVRN Leads Initiative Strengthening Infrastructure Behind NEAR's Cross-Network Transactions

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SVRN, Inc. à

Oct 15, 2026, 16:15 ET

SVRN, the only publicly traded company with a NEAR-anchored treasury, designed the incentive program funding the 17 operators of NEAR Protocol's Chain Signatures MPC network, led it through governance, vetted each new operator and now runs its own node in tamper-resistant hardware.

NEW YORK, Oct. 15, 2026 /PRNewswire/ -- SVRN, Inc. (NASDAQ: SVRN) today announced the completion of an initiative it led to build out and secure the multi-party computation (MPC) operator network behind NEAR Protocol's Chain Signatures, the infrastructure that lets individuals and Al agents transact on more than 30 blockchain networks. SVRN authored the incentive program that funds the network's 17 independent operators, carried it through NEAR's governance process, ran the diligence that qualified each onboarding operator against the program's requirements, and joined the network as an operator in its own right. With the network's migration complete, every node in this multi-party computation (MPC) network, SVRN's included, now runs inside hardware whose contents can be independently verified.

NEAR's cross-network signing system, known as Chain Signatures, allows a single NEAR account to hold and move assets on other blockchains without a separate wallet and private key for each one. Each key is split into pieces held by the 17 independent operators, and at least 11 of them must cooperate to produce a signature, designed so that no operator ever sees the whole key, and no single failure or compromise can move funds. This is what allows NEAR Intents, NEAR's system for settling transactions across networks, to execute on a network without a bridge or a custodian in the middle. NEAR Intents has processed more than

$34 billion in cross-network volume to date.

The migration moved each operator's piece of those keys into a trusted execution environment (TEE), a sealed hardware enclave built on Intel TDX, that the operator's own administrators, its hosting provider and the server's operating system cannot read. The environment also produces cryptographic proof of exactly what software is running inside it, which anyone can check against the network's published code. The same isolation allows the signing process to run out of view of the operators performing it, the basis for confidential transactions on NEAR in which the details of a transaction are not exposed to the infrastructure carrying it. Trail of Bits has independently audited each core component of the network, and adding or removing an operator, changing the signing threshold or updating the node software requires an enchain vote of the existing operators, so no single party can change the network on its own.

Few companies are as exposed to the integrity of this infrastructure as SVRN. SVRN's treasury holds more than 55 million NEAR tokens, and its commercial strategy depends on enterprises trusting the network with their transactions. SVRN's involvement started well before it ran a node. HSP-007, the incentive program that now funds the network, was co-authored by SVRN's Chief Executive Officer, Sal Ternullo, and approved by NEAR's governance body, the House of Stake, in February 2026. It replaced discretionary grants with a standing rule set: operators are funded from protocol emissions through the House of Stake, paid monthly in arrears and only for delivered uptime, and every payment and service-level result is reported publicly each month. SVRN drafted the proposal, built support for it among NEAR's stakeholders and led it through the governance process to a vote.

SVRN then led the diligence exercise that determined which operators joined the network. Each new node was assessed against the program's maturity requirements before it was admitted to the signing set, so that every operator holding a piece of the network's keys had demonstrated it could meet the program's standard. SVRN's own node has operated on NEAR's main network since July 2026.

"Every financial system eventually has to answer the same question: who holds the keys, and what prevents the holder from misusing them?" said Sal Ternullo, Chief Executive Officer of SVRN. "Traditional finance answers with custodians, regulators and audit trails. NEAR's answer is that no single party holds the keys, and the machines that hold the pieces can prove what they are doing. This will matter more as Al agents begin initiating transactions for people and businesses, often with information those parties have every reason to keep private. Anyone should be able to verify the infrastructure carrying those transactions, and no one should be able to compromise it. We hold NEAR to that standard, which is why we proposed the rules, took them through governance, vetted the operators and then held ourselves to the same bar by running a node."

SVRN intends to continue operating its node, to support the onboarding of additional operators as the network grows toward its target of 21, and to continue participating in NEAR's governance. Its treasury gives shareholders exposure to NEAR's growth, and its work designing the program, guiding it through governance and operating a node gives them a stake in the infrastructure that growth depends on. NEAR

Foundation has published a detailed overview of the program, including how operators are funded, measured and governed, here.

AboutSVRN

SVRN, Inc. (NASDAQ: SVRN) exists to keep individuals in control of their assets, data, and Al agents acting on their behalf. Its work centers on NEAR Protocol, the open infrastructure for the agentic economy. SVRN's strategy comprises actively managing a digital asset treasury anchored by NEAR, driving commercial adoption of NEAR's products, and backing, building, and acquiring ventures serving its mission. For more information, visit www.svrn.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by use of words such as "expect," "intend," "plan," "anticipate," "believe," "target," "will," and similar expressions. These include statements regarding the anticipated security benefits of hardware-protected computing environments and verification for NEAR's cross-network signing system and the network's continued operation within them; SVRN's intention to continue operating a node in that network, to support the onboarding of additional operators, and the compensation it expects to receive; the expected growth of the network and of transaction volume routed through it; SVRN's continued participation in NEAR governance and the outcome of any proposal it authors or supports; and beliefs regarding infrastructure development for the agentic economy.

These forward-looking statements involve known and unknown risks, uncertainties, and other factors, many beyond the company's control, that may cause actual results to differ materially. Important factors include: the security of the signing network, of the hardware environments it relies on and of the software running within them, including undiscovered vulnerabilities; the pace and completion of other operators' migrations; the performance of SVRN's node against program service levels and the continuation, modification or discontinuation of the funding program by NEAR's governance body; the market price and volatility of NEAR and the concentration of the company's assets in a single digital asset; risks relating to staking, custody, and counterparty arrangements; the company's ability to convert pilots and partnerships into commercial deployments or revenue; the company's limited operating history following the divestiture of its shipping operations; the company's ability to complete audit and internal control remediation and file its delayed Annual Report on Form 20-F for fiscal 2025; continued development, security, and adoption of NEAR Protocol; changes in law or regulatory treatment of digital assets; the company's ability to maintain Nasdaq listing compliance; and other risks described in filings with the U.S. Securities and Exchange Commission, including risk factors in the most recent Annual Report on Form 20-F and Report on Form 6-K furnished May 19, 2026, available at www.sec.gov.

The company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law